# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Royalty Pharma plc, CIK 0001802768
CUSIP: G7709Q104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001017645

## Reporting persons
- General Atlantic, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- General Atlantic (RP) Collections, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- GA RP Holding, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners AIV-1 A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- General Atlantic Partners AIV-1 B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,243,870; sole dispositive power 0; shared dispositive power 14,243,870; aggregate amount beneficially owned 14,243,870 (3.2% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GA RP Holding, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Royalty Pharma plc
Address of issuer's principal executive offices: 110 East 59th Street, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");

(ii) General Atlantic (RP) Collections, LLC ("GA RP Collections");

(iii) GA RP Holding, L.P. ("GA RP Holding");

(iv) General Atlantic Partners AIV-1 A, L.P. ("GAP AIV-1 A");

(v) General Atlantic Partners AIV-1 B, L.P. ("GAP AIV-1 B");

(vi) GAP Coinvestments CDA, L.P. ("GAPCO CDA");

(vii) GAP Coinvestments III, LLC ("GAPCO III");

(viii) GAP Coinvestments IV, LLC ("GAPCO IV");

(ix) GAP Coinvestments V, LLC ("GAPCO V");

(x) General Atlantic (SPV) GP, LLC ("GA SPV");

(xi) General Atlantic GenPar, L.P. ("GenPar");

(xii) General Atlantic Partners (Bermuda) EU, L.P. ("GAP EU");

(xiii) General Atlantic Partners (Bermuda) IV, L.P. ("GAP IV");

(xiv) General Atlantic Partners (Lux) SCSp ("GAP Lux");

(xv) General Atlantic GenPar (Lux) SCSp ("GAP GenPar Lux");

(xvi) General Atlantic (Lux) S.a.r.l. ("GA Lux");

(xvii) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda");

(xviii) GAP (Bermuda) L.P. ("GAP (Bermuda) L.P."); and

(xix) GA RP Holding, Ltd. ("GA RP Holding, Ltd.").
Address of principal business office or, if none, residence: The principal address of each of the Reporting Persons (other than GAP Lux, GAP GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of each of GAP Lux, GAP GenPar Lux and GA Lux is 412F, route d'Esch, L-1471 Luxembourg, Grand Duchy of Luxembourg.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, the Reporting Persons owned the following number of the Company's Class A ordinary shares:

(i) GA LP owned of record 0 Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(ii) GA RP Collections has an indirect ownership interest in 14,243,870 Class B ordinary shares of the Company corresponding to an equal number of Class B interests of Royalty Pharma Holdings Ltd, a subsidiary of the Company, each convertible at the option of the holder into one Class A ordinary shares, or approximately 3.2% of the issued and outstanding Class A ordinary shares

(iii) GA RP Holding owned of record 0 Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(iv) GAP AIV-1 A owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(v) GAP AIV-1 B owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(vi) GAPCO CDA owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(vii) GAPCO III owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(viii) GAPCO IV owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(ix) GAPCO V owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(x) GA SPV owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xi) GenPar owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xii) GAP EU owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xiii) GAP IV owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xiv) GAP Lux owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xv) GAP GenPar Lux owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xvi) GA Lux owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xvii) GenPar Bermuda owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xviii) GAP (Bermuda) L.P. owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

(xix) GA RP Holding, Ltd. owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

The members of GA RP Collections that share beneficial ownership of the Class A ordinary shares held of record by GA RP Collections are indirectly held by the following General Atlantic investment funds, (the "GA Funds"): GAP AIV-1 A, GAP AIV-1 B, GAPCO CDA, GAPCO III, GAPCO IV and GAPCO V. GA SPV is the sole non-member manager of GA RP Collections. The general partner of GAP AIV-1 A and GAP AIV-1 B is GenPar. The general partner of GenPar is GA LP. GA LP is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The limited partners that share beneficial ownership of the Class A ordinary shares held by GA RP Holding are the following General Atlantic investment funds: GAP EU, GAP IV, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA. The general partner of GAP Lux is GAP GenPar Lux and the general partner of GAP GenPar Lux is GA Lux. The general partner of GAP EU, GAP IV and GA Lux is GenPar Bermuda. GAP (Bermuda) L.P. is the general partner of GenPar Bermuda. The general partner of GA RP Holding is GA RP Holding, Ltd. ("GA RP Holding, Ltd."). GAP (Bermuda) L.P. is the sole shareholder of GA RP Holding, Ltd. GA LP and GAP (Bermuda) L.P. are controlled by the Partnership Committee of GASC MGP, LLC (the "GA Partnership Committee"). There are five members of the GA Partnership Committee. GA LP, GAP (Bermuda) L.P., GA RP Holdings Ltd., GenPar Bermuda, GA Lux, GAP GenPar Lux, GAP Lux, GAP IV, GAP EU, GenPar, GA SPV, GAP AIV-1 A, GAP AIV-1 B, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA are a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the members of the GA Partnership Committee disclaims ownership of the Class A ordinary shares reported herein except to the extent he has a pecuniary interest therein. The name, the business address and the citizenship of each of the members of the GA Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own the Class A ordinary shares indicated on row (9) on such Reporting Person's cover page included herein.
Percent of class: All calculation of percentage ownership herein are based on an aggregate of 446,536,920 Class A ordinary shares outstanding, consisting of (i) 432,293,050 Class A ordinary shares reported by the Company to be outstanding as of August 1, 2025, as reflected in the Company's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 6, 2025, and (ii) 14,243,870 Class A ordinary shares issuable upon conversion of Class B interests of Royalty Pharma Holdings held by GA RP Collections.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the shares of common stock indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the shares of common stock indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the shares of common stock indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the shares of common stock indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act (previously filed).
https://www.sec.gov/Archives/edgar/data/1017645/000095014221000545/eh210130208_13g-rp.htm

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (08/14/2025)
- General Atlantic (RP) Collections, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic L.P., the sole member of General Atlantic SPV (GP), LLC, its sole non-member manager (08/14/2025)
- GA RP Holding, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the GP of GAP (Bermuda) L.P., the sole shareholder of GA RP Holding, Ltd., its GP (08/14/2025)
- General Atlantic Partners AIV-1 A, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (08/14/2025)
- General Atlantic Partners AIV-1 B, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (08/14/2025)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/14/2025)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2025)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2025)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2025)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (08/14/2025)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/14/2025)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the GP of GAP (Bermuda) L.P., the GP of GenPar Bermuda, its GP (08/14/2025)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the GP of GAP (Bermuda) L.P., the GP of GenPar Bermuda, its GP (08/14/2025)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (08/14/2025)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (08/14/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (08/14/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (08/14/2025)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (08/14/2025)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (08/14/2025)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (08/14/2025)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (08/14/2025)
- GA RP Holding, Ltd.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its sole shareholder (08/14/2025)